BRF S.A.

Publicly-Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. (“BRF” or "Company") (B3: BRFS3; NYSE: BRFS), pursuant to the CVM Instruction 358 of January 3, 2002, announces to its shareholders and the market in general, that it received today a notice from Fundação Petrobras de Seguridade Social – Petros (“Petros”), on behalf of some of its clients and as their investment fund manager, informing that it has sold common shares issued by BRF and that, on January 27, 2021, their interest in the Company reached, on an aggregated basis, 80.447.828 common shares, corresponding to 9,9% of the total common shares issued by the Company.

Petros further declared that (i) the objective of the abovementioned interest is strictly for investment purposes and that it has no intention to change the Company’s control nor its management structure; and (ii) it does not hold warrants, subscription rights to shares or to call options, nor convertible debentures into Company’s shares (iii) no agreement or contract regulating the exercise of voting rights or the purchase and sale of securities issued by the Company has been entered into nor executed by Petros.

Furthermore, Petros states that it sold the shares aiming to adjust the economic concentration of certain of its investment funds and reiterates that will keep a relevant participation in the Company’s equity, reinforcing its support to the management and the Company’s long term business plan.

The Company stresses that that it does not have a defined shareholding control, being its shares dispersed in the market in general.

The original of the correspondence received from Petros is filed at the Company’s headquarter.

São Paulo, January 27, 2021

Carlos Alberto Bezerra de Moura
Chief Financial and Investor Relations Officer
BRF S.A.